VUANCE AWARDED $1.4 MILLION CONTRACT
TO ENHANCE SCHOOL’S SECURITY

Company Will Deliver Its MASC Solution to Wisconsin School District

Rockville, MD - June 4, 2008 - VUANCE Inc, a Subsidiary of VUANCE Ltd. (NASDAQ and Euronext: VUNC), ), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and critical situation management, today announced that it has been awarded a $1.4 million contract from the Racine (Wisc.) Unified School District to install its MASC (Managed Automated Security Controls) security solution into 31 school buildings, and two administrative buildings, in the district. The school district is contemplating additional buildings with the potential to expand this initial project.

VUANCE’s MASC solution offers scalable, integrated solutions for commercial enterprises for controlling access, detecting intrusions and providing alarm monitoring, intercom, video surveillance, DVR system, photo ID badges, Programmable Logic Controllers, with touch-screen convenience in a single seamless software package. The system provides for remote video viewing of alarm events via PDA’s, and enables local authorities to view alarm video from police vehicles. This system integrates and augments security technology already in place within the school district. MASC is capable of incorporating smart cards which meet NIMS/ICS specifications. The Company will recognize the revenues for the new contract award starting in June 2008 and over the next 12 months.

“We are responding to our clients’ growing needs with cutting-edge products that are smarter, smaller, faster, more flexible, more integrated and at a lower-cost than the competition,” said Eyal Tuchman, Chief Executive Officer, VUANCE Ltd. “VUANCE's MASC solution vastly improves operational accountability and provides additional levels of protection by monitoring access where security and safety are important, such as school districts and university and hospital campuses.”

Under terms of the contract, VUANCE will install security systems that provide card access to the Racine Unified Schools for staff as well as cameras to monitor school entrances and card readers on doors normally used by staff and students during the day. Cards will also function as staff IDs. The plan also calls for installing video phones at the main entrance to enable visitors to gain access to the school during the day while maintaining security and protecting students.

Mr. Tuchman concluded, “We are serious about security and are focused on providing seamless solutions for access control and credentialing. We value the trust that the Racine Unified School District has placed in us because we know that security measures are a priority to them.”

About VUANCE Ltd.

VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive range of products enables end-to-end solutions that can be employed to successfully overcome the most difficult security challenges. Its Critical Situation Management System (CSMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives.

VUANCE Ltd. is headquartered in Rockville, MD. Its common stock is listed on the NASDAQ Capital Market and on the Euronext Exchange under the symbol “VUNC”. For more information, visit www.vuance.com.

Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact

Hayden Communications
Brett Maas, 646-536-7331
brett@haydenir.com